Exhibit 97.1

ALTISOURCE PORTFOLIO SOLUTIONS S.A.
COMPENSATION CLAWBACK POLICY

This policy sets out the approach of Altisource Portfolio Solutions S.A. and its subsidiaries (the “Company”) to recouping, or “clawing back,” Incentive-based Compensation paid to Executive Officers under certain circumstances.

1-In the event of an Accounting Restatement, the Company will reasonably promptly recover the amount of Erroneously Awarded Compensation Received by each Executive Officer in accordance with Nasdaq Rules and Rule 10D of the U.S. Securities and Exchange Commission (the “SEC”).
The Company’s right and obligation to recover Erroneously Awarded Compensation is not dependent on if or when the Accounting Restatements are filed.
After an Accounting Restatement, the Compensation Committee (the “Committee”) shall determine the amount of any Erroneously Awarded Compensation Received by each Executive Officer and shall promptly notify each Executive Officer with a written notice containing the amount of any Erroneously Awarded Compensation and a demand for repayment or return of such compensation, as applicable.
For Incentive-based Compensation based on (or derived from) the Company’s stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement:
(a)The amount to be repaid or returned shall be determined by the Company based on a reasonable estimate of the effect of the Accounting Restatement on the Company’s stock price or total shareholder return upon which the Incentive-based Compensation was received; and
(b)The Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation as required to Nasdaq.
The Committee shall have discretion to determine the appropriate means of recovering Erroneously Awarded Compensation based on the particular facts and circumstances. Notwithstanding the foregoing, except as set forth in Section 2(b) below, in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of an Executive Officer’s obligations hereunder.
To the extent that the Executive Officer has already reimbursed the Company for any Erroneously Awarded Compensation Received under any duplicative recovery obligations established by the Company or applicable law, it shall be appropriate for any such reimbursed amount to be credited to the amount of Erroneously Awarded Compensation that is subject to recovery under this policy.

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To the extent that an Executive Officer fails to repay all Erroneously Awarded Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Executive Officer.
2-The Company shall not be required to take the recovery actions contemplated in Section 1 above if the Committee determines that recovery would be impracticable and any of the following conditions are met:
(a)The Committee has determined that the direct expense paid to a third party to assist in enforcing the policy would exceed the amount to be recovered. Before making this determination, the Company must make a reasonable attempt to recover the Erroneously Awarded Compensation, document such attempt(s) to recover, and provide such documentation to Nasdaq.
(b)Recovery would violate home country law where that law was adopted prior to November 28, 2022, provided that, before determining that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company has obtained an opinion of home country counsel, acceptable to the Nasdaq, that recovery would result in such a violation, and will provide such opinion to the Nasdaq.
(c)Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder, or any successor law.
3-This policy shall be binding and enforceable against all Executive Officers and, to the extent required by applicable law or guidance from the SEC or Nasdaq, their beneficiaries, heirs, executors, administrators or other legal representatives. The Committee intends that this policy will be applied to the fullest extent required by applicable law.
Any right of recovery under this policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company under applicable law, regulation or rule or pursuant to the terms of any policy of the Company or any provision in any employment agreement, equity award agreement, compensatory plan, agreement or other arrangement.
4-The Company shall file all disclosures with respect to this policy required by applicable SEC filings and rules.
5-The Company shall not be permitted to insure or indemnify any Executive Officer against (i) the loss of any Erroneously Awarded Compensation that is repaid, returned or recovered pursuant to the terms of this policy, or (ii) any claims relating to the Company’s enforcement of its rights under this policy. Further, the Company shall not enter into any agreement that exempts any Incentive-based Compensation that is granted, paid or awarded to an Executive Officer from the application of this policy or that waives the Company’s right to recovery of any Erroneously Awarded Compensation.

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6-As used herein, the following terms have their ascribed meanings:
-“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
-“Clawback Eligible Incentive Compensation” means all Incentive-based Compensation Received by an executive officer (i) on or after the effective date of the applicable Nasdaq rules, (ii) after beginning service as an executive officer, (iii) who served as an executive officer at any time during the applicable performance period relating to any Incentive-based Compensation (whether or not such executive officer is serving at the time the Erroneously Awarded Compensation is required to be repaid to the Company), (iv) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (v) during the applicable Clawback Period.
-“Clawback Period” means, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Date, and if the Company changes its fiscal year, any transition period of less than nine months within or immediately following those three completed fiscal years.
-“Erroneously Awarded Compensation” means, with respect to each executive officer in connection with an Accounting Restatement, the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Incentive-based Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid.
-“Executive Officer” means, for purposes of this policy only, the named executive officers of Altisource Portfolio Solutions, S.A., and any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Executive officers of the Company’s parent(s) or subsidiaries are deemed executive officers of the Company if they perform such policy making functions for the Company.
-“Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. Stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return) shall, for the purposes of this policy, be considered Financial Reporting Measures. A Financial Reporting Measure need not be presented in the Company’s financial statements or included in a filing with the SEC.
-“Incentive-based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

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-“Received” means, with respect to any Incentive-based Compensation, actual or deemed received, and Incentive-based Compensation shall be deemed received in the Company’s fiscal period during which the applicable Financial Reporting Measure specified in the Incentive-based Compensation award is attained, even if the payment or grant of the Incentive-based Compensation occurs after the end of that period.
-“Restatement Date” means the earlier to occur of (i) the date the Board of Directors, directly or indirectly through one of its committees, or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

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